UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Sicinski, Joseph G.
   c/o Trans Global Services Inc.
   1393 Veterans Memorial Highway
   Hauppauge, New York  11788
2. Issuer Name and Ticker or Trading Symbol
   Trans Global Services Inc.
   TGSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, par value $.01 |      |    |                  |   |           |274,999            |D     |                           |
per share                    |      |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Non-Qualified Stock Opti|$.53(1) |     |    |           |   |12/98|06/03|Common Stock|60,000 |(2)    |60,000      |D  |            |
on                      |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Warrants                |$7.50   |     |    |           |   |04/96|03/01|Common Stock|150,000|       |150,000     |D  |            |
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Incentive Stock Options |$.53(3) |     |    |           |   |03/96|03/06|Common Stock|133,333|(4)    |133,333     |D  |            |
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Incentive Stock Options |$.53(5) |     |    |           |   |04/96|03/01|Common Stock|90,000 |(4)    |90,000      |D  |            |
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Incentive Stock Option  |$.53(6) |06/14|A   |85,000     |A  |12/99|06/04|Common Stock|85,000 |(7)    |85,000      |D  |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The exercise price of these options were originally $1.25 per share. The Issuer repriced the exercise price of the options to $.53 per share on
December 27,
1999.
(2) These options are granted pursuant to the Company's 1998 Long-Term Incentive Plan, a 16b-3 plan, and are exercisable in installments.
(3) The exercise price of these options were originally $6.75 per share. The Issuer repriced the exercise price of the options to $.53 per share on
December 27,
1999.
(4) These options are granted pursuant to the Company's 1995 Long-Term Incentive Plan, a 16b-3 plan, and are exercisable in installments.
(5) The exercise price of these options were originally $3.875 per share. The Issuer repriced the exercise price of the options to $.53 per share on
December 27,
1999.
(6) The exercise price of these options were originally $.80 per share. The Issuer repriced the exercise price of the options to $.53 per share on
December 27,
1999.
(7) These options are granted pursuant to the Company's 1995 Long-Term Incentive Plan, a 16b-3 plan, and are exercisable in installments.
SIGNATURE OF REPORTING PERSON
/s/ Joseph G. Sicinski
DATE
February 11, 2000